UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Belo Corp.
(Name of Issuer)
Series B Common Stock, par value $1.67 per share
(Title of Class of Securities)
080555 20 4
(CUSIP Number)
James M. Moroney III
Belo Corp.
P.O. Box 655237
Dallas, TX 75265-5237
(214) 977-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	080555 20 4	13D/A	Page	2	of	8

1	NAME OF REPORTING PERSONS. Moroney Management, Limited I.R.S. Identification No. of above person (entities only): 75-2651609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,350,277

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,350,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,350,277

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	080555 20 4	13D/A	Page	3	of	8

1	NAME OF REPORTING PERSONS. James M. Moroney III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		755,526

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,350,277

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		755,526

WITH	10	SHARED DISPOSITIVE POWER

		2,350,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,106,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) See Item 3.

CUSIP No.	080555 20 4	13D/A	Page	4	of	8

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE

CUSIP No.	080555 20 4	13D/A	Page	5	of	8
          This Amendment No. 4 (this “Amendment”) to Schedule 13D is filed by Moroney Management, Limited, a Texas limited partnership (the “Partnership”), and James M. Moroney III, individually, and as managing general partner of the Partnership, to report the following changes to the information previously disclosed in Amendment No. 3 to Schedule 13D filed June 20, 2005:
Item 1. Security and Issuer
          No material change.
Item 2. Identity and Background
          No material change.
Item 3. Source and Amount of Funds or Other Consideration.
          James M. Moroney III, is deemed to have acquired an additional 827,749 shares of the Issuer’s Series B common stock on March 14, 2007 upon being named executor of the Estate of Mr. James M. Moroney, Jr.. No funds were expended in connection with the foregoing transaction.
Item 4. Purpose of Transaction.
          On March 14, 2007, James M. Moroney III was named executor of the Estate of Mr. James M. Moroney, Jr.. On February 18, 2007, James M. Moroney also acquired voting and investment power under a power of attorney of shares of the Issuer’s Series B common stock owned by his mother, Mrs. Helen Wilhoit Moroney.
          The Partnership and its partners and Mr. Moroney III, individually and as executor of the Estate of Mr. James M. Moroney, Jr. and attorney-in-fact for Mrs. Helen Wilhoit Moroney, intend to review the respective investment in the Issuer on a continuing basis and may, at any time, consistent with such person’s obligations under the federal securities laws, determine to increase or decrease its ownership of securities of the Issuer through purchases or sales in the open market or in privately-negotiated transactions. The review of these respective holdings in the Issuer’s Series B common stock will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, such person’s financial situation, considerations arising from tax and estate planning matters, need for and availability of capital, and any other facts and circumstances which may become known to such persons regarding such person’s investment in the Issuer. At the time of filing this Amendment No. 4 to Schedule 13D, neither the Partnership nor such other persons or entities have any plans to purchase additional securities of the Issuer in the open market in the immediate future. However, the Reporting Persons may engage in privately-negotiated transactions in the future, and Mr. Moroney III may, from time-to-time, acquire additional securities of the Issuer under various employee benefit and compensation arrangements of the Issuer and each such person hereby reserves the right to reevaluate his or its investment in the Issuer and to purchase additional securities in the open market or otherwise.
          Except as may occur in the ordinary course of business of the Issuer, none of the Reporting Persons have any present plans or proposals which relate to or would result in (i) an extraordinary

CUSIP No.	080555 20 4	13D/A	Page	6	of	8
corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, James M. Moroney III, in his capacity as director of the Issuer, may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer.
          (a) As of December 31, 2008, the Partnership beneficially owns an aggregate of 2,350,277 shares, or approximately 18.1%, of the outstanding Series B Common Stock based on the number of shares outstanding as of December 31, 2008.
          As of December 31, 2008, James M. Moroney III beneficially owns 3,106,283 shares, or approximately 22.9%, of the outstanding Series B Common Stock based on the number of shares outstanding as of December 31, 2008.* This includes:
•	2,350,277 shares held by the Partnership,

•	560,573 shares issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof),

•	28,148 shares directly held by Mr. Moroney III,

•	52,100 shares held in Moroney Marital, LP,

•	104,700 shares and 9,825 shares issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof) held by the Estate of James M. Moroney, Jr. for which Mr. Moroney III is the executor, and

•	no shares owned by Helen Wilhoit Moroney

CUSIP No.	080555 20 4	13D/A	Page	7	of	8

*	This includes 2,330,277 shares held by the Partnership for which Mr. Moroney III disclaims any pecuniary interest. This does not include 1,600 shares owned by Mrs. Moroney III or 800 shares held in various trusts and corporations for the benefit of his minor children, as to which shares Mr. Moroney III disclaims beneficial ownership.
          (b) The Partnership and Mr. Moroney III, as the managing general partner of the Partnership, share voting and dispositive power over the 2,350,277 shares of Series B Common Stock held by the Partnership. In addition, Mr. Moroney III shares voting and dispositive power with respect to 480 shares held jointly by him and his spouse.
          (c) Except as disclosed in Item 4, no transactions in Series B Common Stock were made by the Reporting Persons within the past 60 days.
          (d) Of the shares of Series B Common Stock over which Mr. Moroney III exercises voting and investment power, 2,350,277 shares are held by the Partnership, 52,100 are held by Moroney Marital, LP, and, 104,700 shares and 9,825 shares issuable pursuant to options are held by the Estate of James M. Moroney, Jr. The partners of the Partnership and of Moroney Marital, LP, the beneficiaries of the James M. Moroney, Jr. Estate and Mrs. Helen Wilhoit Moroney have the right to receive the proceeds from any sale of shares held on their behalf.
          (e) Not applicable.
Item 6: Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
          No material change.
Item 7: Material to be Filed as Exhibits.
          No material change.

CUSIP No.	080555 20 4	13D/A	Page	8	of	8
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated: February 9, 2009

MORONEY MANAGEMENT, LIMITED
/s/ James M. Moroney III
James M. Moroney III
Managing General Partner

JAMES M. MORONEY III, individually
/s/ James M. Moroney III
James M. Moroney III